

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Via Facsimile
Mr. Juanming Fang, Chief Executive Officer
Emo Capital Corp.
115 He Xiang Road
Bai He Village, Qing Pu
Shanghai, China 200000

      Re: **Emo Capital Corp.**
              Form 10-K for the Fiscal Year Ended July 31, 2010
              Filed November 15, 2010
              Form 10-Q for the Fiscal Quarter Ended October 31, 2010
              Filed December 17, 2010
              Form 10-Q for the Fiscal Quarter Ended January 31, 2011
              Filed March 22, 2011
              File No. 000-54291

Dear Mr. Fang:

We have reviewed your letter dated February 22, 2011 in connection with the above-referenced filings and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 4, 2011.

General

1.   Please provide the Tandy representations requested in our initial letter along with your next response. Please note that the representations should come directly from the company.

Form 10-K for the Fiscal Year Ended July 31, 2010

Principal Products or Services and Their Markets

2.   We reissue prior comment 2; you discuss your product in a manner that suggests that your product has been developed and is certain to provide the features described and generate revenues in the manner described in your document. In this regard, we note the following statements:

- The site "will generate revenue from advertising including banner ads and sponsored groups;"
- "Users will be able to create profiles that often contain photos and lists of personal interests, exchange private or public messages, and join groups of friends;" and
- "Users will also have access to an instant messaging system, which will be available on each user's profile page that allows friends to post messages for the user to see."

Please revise your amended filing to disclose that the planned sources of revenue and product features are based on your current expectations and may not materialize.

Item 9A. Controls and Procedures

Change in Internal Control

3.   We reissue prior comment 7; you have not disclosed whether there have been any changes to your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or 15d-15 that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report), that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Please revise in your amended filing.

Management's Annual Report on Internal Control Over Financial Reporting

4.   We note your additional disclosure in response to prior comment 4. Please revise your amended filing to: (i) identify the framework used by your management to evaluate the effectiveness of your internal control over financial reporting, and (ii) include management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. See paragraphs (2) and (3) of Item 308(a) of Regulation S-K. If management did not perform an evaluation or reach a conclusion, please disclose that in your amended annual report on Form 10-K.

5.   We reissue prior comment 5, which alerted you on February 4, 2011 that your management's report on internal control over financial reporting was missing from your

annual report on Form 10-K for the fiscal year ended July 31, 2010. Please consider whether and how to discuss this in the Controls and Procedures section of your amended Form 10-K. In addition, please tell us how this impacts management's analysis and conclusions regarding the effectiveness of your disclosure controls and procedures in both the Form 10-K and your subsequent filings.

Item 12. Certain Relationships and Related Transactions

6.   We note your additional disclosure in response to prior comment 8. Please revise to also disclose the date the loan was made and the amount outstanding as of the latest practicable date. See paragraphs (a)(5), (a)(6), and (d) of Item 404 of Regulation S-K. In addition, please file a written description of the material terms of the loan as an exhibit to your amended filing. For guidance, refer to Question 146.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Signatures

7.   We reissue prior comment 9. Mr. Fang has only signed your annual report in his individual capacity as chief executive officer and director; he has not signed your annual report in his individual capacity as principal financial officer, and controller or principal accounting officer. Please revise the signature block of your amended annual report on Form 10-K.

Exhibit 32

8.   We note your response to prior comment 11. Please revise the opening sentence of the Section 1350 certification accompanying your amended annual report on Form 10-K to also disclose that Mr. Fang is your chief financial officer. Please note that this comment also applies to your quarterly reports on Form 10-Q for the quarters ended October 31, 2010 and January 31, 2011. Please confirm that you will address this comment in the Section 1350 certifications accompanying your future quarterly reports on Form 10-Q.

Form 10-Q for the Fiscal Quarter Ended October 31, 2010

Item 4. Controls and Procedures

9.   We note your response to prior comment 13. The second paragraph of this section appears to be duplicative and unnecessary. In addition, it refers to "this annual report." This comment also applies to your quarterly report on Form 10-Q for the quarter ended January 31, 2011. Please confirm that you will address this comment in your future quarterly reports on Form 10-Q.

You may contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Evan Jacobson, Staff Attorney, at (202) 551-3428 if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief